Filed by II-VI Incorporated
                                      pursuant to Rule 425 under the
                                      Securities Act of 1933 and deemed
                                      to be filed pursuant to Rule 14d-2
                                      of the Securities and Exchange Act
                                      of 1934

                                      Subject Company:
                                      Laser Power Corporation

                                      Commission File
                                      No.: 000-22625

                                      August 9, 2000

                                      Jim Martinelli
                                      Treasurer & Chief Financial Officer
                                      (724) 352-4455
                                      jmartinelli@ii-vi.com
                                      II-VI Homepage:  www.ii-vi.com


            II-VI ANNOUNCES LASER POWER EXCHANGE RATIO

PITTSBURGH, PA - August 9, 2000 - II-VI Incorporated (Nasdaq: "IIVI") announced today that Laser Power stockholders will receive .052 shares of II-VI common stock and $3.08 cash for each share of Laser Power Corporation (Nasdaq: "LPWR") common stock (including the associated right to purchase preferred stock) validly tendered pursuant to the exchange offer. This exchange ratio was calculated based on a volume weighted average trading price of II-VI common stock of $39.80 per share. The volume weighted average trading price was calculated over the twelve consecutive trading days from July 24, 2000 through and including August 8, 2000. The exchange offer is scheduled to expire at 12:00 midnight on Friday, August 11, 2000.

Investors and security holders are advised to read II-VI's registration statement and tender offer statement with respect to its exchange offer for Laser Power stock, and any amendments or supplements to these documents, which contain important information. Copies of these documents, and any other documents filed by II-VI and Laser Power with the SEC, can be obtained free of charge at the SEC's Internet website at http://www.sec.gov. Free copies of the exchange offer materials may also be obtained by calling II-VI's information agent, Morrow & Co., Inc., toll-free at (800) 566-9061.

Headquartered in Saxonburg, Pennsylvania II-VI Incorporated designs, manufactures and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation and has recently announced new products to serve the telecommunication industry. II-VI's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. II-VI's VLOC subsidiary manufactures near-infrared and visible light products for industrial, scientific and medical instruments and solid-state (such as YAG and YLF) lasers and products for the telecommunications industry. II-VI's eV PRODUCTS division manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry.

CONTACT:  Jim Martinelli, Treasurer & Chief Financial Officer of
II-VI Incorporated, 724-352-4455, or e-mail, jmartinelli@ii-vi.com

#  #  #  #